UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K of Ellomay Capital Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1.	Press Release: “Ellomay Capital Announces the Filing of the Annual Report on Form 20-F for 2023,” dated April 18, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 18, 2024